Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
October 22, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Jennifer Hardy

Re:	Brookfield Infrastructure Partners L.P.
Registration Statement on Form 20-F
Filed July 31, 2007
File No. 001-33632
Ladies and Gentlemen:
     On behalf of our client, Brookfield Infrastructure Partners L.P. (the “partnership”), we are transmitting herewith via EDGAR for filing with the Commission Amendment No. 1 to the partnership’s Registration Statement on Form 20-F (File No,. 001-33632) (the “Registration Statement”). In connection with such filing, set forth below are the partnership’s responses to each of the comments of the Staff of the Division of Corporation Finance set forth in the Staff’s letter dated August 27, 2007. Under separate cover we are sending to the Staff courtesy copies of Amendment No. 1 and Exhibit 12.1 thereto marked to show changes effected in this amendment. Immediately following each of the Staff’s comments set forth in bold below is the partnership’s response to that comment, including where applicable, a cross-reference to the location of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s letter and includes the caption used in the Staff’s letter.
Registration Statement on Form 20-F
General
1.	The Form 20-FR will go effective by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this time period, you should consider withdrawing the Form 20-FR prior to effectiveness and re-filing a new Form 20-FR that includes changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements of the Exchange Act under Section 13(a).

As discussed with Staff Attorney Andrew Schoeffler, the Registration Statement is being filed to register limited partnership units pursuant to Section 12(b) of the Exchange Act. Therefore, Section 12(g)(1) of the Exchange Act is not applicable.
2.	Please provide us with an analysis of your status as a foreign private issuer. Refer to Rule 3b-4 under the Exchange Act.
Before the spin-off: The partnership is organized under the laws of Bermuda. All of the outstanding partnership interests in the partnership are currently owned by its Managing General Partner, a Bermuda company that is a wholly owned subsidiary of Brookfield, an Ontario corporation, and the partnership’s sole existing limited partner, Brookfield. Less than 50% of the outstanding voting shares of Brookfield are owned by U.S. residents. Therefore, since the partnership is organized outside the United States and more than 50% of its outstanding voting securities are directly or indirectly held of record by non-U.S. residents, the partnership is currently a foreign private issuer.

After the spin-off: The Managing General Partner has sole responsibility and authority for the central management and control of the partnership. Holders of the limited partnership units that will be distributed in the spin-off will not be entitled to vote on any matter relating to the partnership other than certain amendments to the partnership agreement and dispositions of all or substantially all the partnership’s assets. Holders of limited partnership units will not be entitled to vote on the election of directors of the Managing General Partner. Therefore, the Managing General Partner, in which, as discussed above, non-U.S. residents have more than a 50% indirect interest, will hold 100% of the “voting securities” of the partnership for purposes of the definition of “foreign private issuer” contained in Rule 3b-4 under the Exchange Act. Therefore, since following the spin-off more than 50% of the partnership’s outstanding voting securities will continue to be directly or indirectly held of record by non-U.S. residents, the partnership will continue to be a foreign private issuer.
3.	It is not clear whether Brookfield Asset Management is using the Form 20-FR as an information statement for the spin-off in the United States since its securities are registered in the United States. Please clarify.
Exhibit 12.1 of the Form 20-F will be used as an information statement for the spin-off in the United States and has been modified to make this clear.

Item 10. Additional Information, page 5
Statement by Experts, page 6
4.	Please revise your disclosure either here or on page 123 of Exhibit 12.1 to include the information required by Item 10.G. of Form 20-F for all independent auditors whose reports are included within Exhibit 12.1. In addition, please provide consents from each of these independent auditors that authorize the use of such reports and references to them in the Form 20-F.
Page 136 of Exhibit 12.1 has been revised and the requested consents have been filed as Exhibits 15(a).1 - 15(a).5 in response to the Staff’s comment.
Index to Exhibits, page 9
5.	Please disclose as an exhibit or note to your financial statements your schedule of valuation and qualifying accounts for each income statement period, as required by Rule 5-04 of Regulation S-X.
There are no material valuations, reserves or provisions recorded on the combined balance sheet as at December 31, 2006 and 2005 that require inclusion of a schedule of valuation and quantifying accounts prescribed by Rule 5-04 of Regulation S-X.
Exhibit 12.1
General
6.	We note that you have provided numerous factual statements and industry data throughout the filing. In particular, we note the disclosure under “Infrastructure Industry” beginning on page 60, “Business” beginning on page 62, and “About Brookfield” beginning on page 76. If information is based upon management’s belief, please indicate that this is the case and provide an explanation for the basis of this belief. If the information is based upon other sources, please provide us with copies of the sources and tell us whether this information represents the most recently available data and therefore, remains reliable. If you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Otherwise, confirm that these sources are widely available to the public. Please also refer to Item 10.G. of Form 20-F. To expedite our review, please provide us with copies of the sources, clearly marked to highlight the portion that contains this information and cross-referenced to the appropriate location in the filing.
Page 70 of Exhibit 12.1 has been revised in response the Staff’s comment to reflect that certain of the statements referred to above are based on management’s belief. This belief is based on Brookfield’s experience investing in and owning assets in the infrastructure industry. The partnership is supplementally providing third-party support for other factual statements and industry data under the headings “Infrastructure Industry” and “Business” in response to the Staff’s comment as Exhibit A. Factual statements under the heading “About Brookfield” are based upon Brookfield’s internal records and are consistent with Brookfield’s existing public disclosure, including annual and other reports filed by Brookfield with the SEC pursuant to its obligations as an Exchange Act registrant.
Summary, page 1
7.	Please discuss in reasonable detail the reasons for the spin-off of the infrastructure assets from Brookfield Asset Management.
Exhibit 12.1 has been revised on page 1 in response to the Staff’s comment.
Our Partnership, page 1
8.	We note the disclosure in the fifth and sixth sentences regarding the respective equity interests in the infrastructure partnership. Please disclose the economic interests, to the extent they differ from the equity interests. In addition, please disclose, if true, that these economic interests do not reflect the exercise of the equity commitment or the distribution reinvestment plan. Finally, please state how these interests are impacted by Brookfield owning preferred shares in the holding entities.
The economic interests in the Infrastructure Partnership consist of the limited partnership units owned by the partnership, the limited partnership units owned by Brookfield and the general partnership interest owned by the Managing General Partner, an affiliate of Brookfield. After payment of the incentive distributions to its Managing General Partner, the remaining economic interests in the Infrastructure Partnership will be held 60% by the partnership and 40% by Brookfield. The economic interests in the Infrastructure Partnership noted in Exhibit 12.1 do not reflect the exercise of the equity commitment or interests to be acquired under the Infrastructure Partnership’s distribution reinvestment plan. Exhibit 12.1 has been revised on the cover page and pages 1 and 72 to clarify this. The preferred shares owned by Brookfield are in addition to its interests in the partnership and the Infrastructure Partnership.
9.	We note the disclosure in the second to last sentence. We also note the disclosure in the second risk factor on page 17 that you estimate the percentage of units to be 6%. Please revise the equity interest disclosure in this section, and throughout the filing, to clearly disclose the anticipated equity interests following all transactions contemplated by the spin off.
Exhibit 12.1 has been revised on the cover page and pages 1, 4, 34, 72, 94, and 109 in response to the Staff’s comment.

Current Operations, page 1
10.	Please disclose your percentage ownership in the operating entities.
Exhibit 12.1 has been revised on page 2 in response to the Staff’s comment.
Relationship with Brookfield, page 3
11.	Please disclose an estimate of the aggregate annual fees and other amounts you will pay on an annual basis to Brookfield and its affiliates.
Exhibit 12.1 has been revised on page 5 in response to the Staff’s comment.
Equity Commitment, page 5
12.	Please disclose the impact of the full exercise of the equity commitment on the respective equity and economic interests in the infrastructure partnership.
Exhibit 12.1 has been revised on page 5 in response to the Staff’s comment.
Distribution Policy, page 5
13.	Please briefly discuss the distribution reinvestment plan.
Exhibit 12.1 has been revised on pages 5 and 6 in response to the Staff’s comment.
Summary of Selected Financial Information, page 7
14.	We note that you are presenting “operation cash flows,” a non-GAAP operating performance measure. Since the term, “operating cash flows” is a common description used for GAAP financial measures, please rename this non-GAAP financial measure. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K for guidance. In addition, please revise your disclosure for this measure to provide the following information, as required by Item 10(e) of Regulation S-K and Question 8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:”
•	A discussion of the limitations that states how the exclusion of each item materially limits the usefulness of this non-GAAP measure. For instance you might expand your disclosures, in part, by providing the following information:

◦	It does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore any measure that excludes depreciation and amortization expense has material limitations;

◦	It does not include taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations.
•	An explanation as to how you compensate for the material limitations of using this measure.

•	An explanation of the economic substance behind your decision to use such a measure.

•	The substantive reasons why management believes this measure provides useful information to investors.
In response to the Staff’s comment this non-GAAP measure has been renamed “funds from operations” and Exhibit 12.1 has been revised on pages 41 and 42 to add a discussion of this measure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” A cross reference to this discussion has been added to page 8.
Our assets are or may become highly leveraged..., page 9
15.	Please disclose the amount of indebtedness and annual debt service obligations.
Exhibit 12.1 has been revised on page 13 in response to the Staff’s comment.
Infrastructure Partnership and Holding Entities, page 32
16.	We note the disclosure in the last sentence. Please disclose the material terms of the preferred shares.
Exhibit 12.1 has been revised on page 35 in response to the Staff’s comment.

Management’s Discussion and Analysis..., page 37
Financial Risk Management, page 48
17.	Please revise your disclosures to provide the information required by Item 305 of Regulation S-K for each of your market risks. Please ensure you sufficiently describe each market risk and how you manage each risk, including the objectives, general strategies, and instruments, if any, used to manage your exposures. Please also include quantitative disclosures for market risk sensitive instruments using one of the three prescribed methods. Finally, please include commodity price risk as a market risk, as we note your disclosure that you have embedded derivatives that correspond to foreign currency and indexation features in electricity transmission and acquisition of fixed assets contracts. Refer to Section 507.02 of the Financial Reporting Codification and SEC “Questions and Answers about the New ‘Market Risks’ Disclosure Rules” dated July 31, 1997 for additional guidance.
Exhibit 12.1 has been revised on pages 52-54 in response to the Staff’s comment.
Critical Accounting Policies and Estimates, page 48
18.	We note your statement to refer to Brookfield Infrastructure Division’s significant accounting policies for further detail regarding your critical accounting policies and estimates. It is unclear to us how the disclosures within note 1 of Brookfield Infrastructure Division’s combined financial statements provides the qualitative and quantitative disclosures for all of your material estimates impacting your combined financial statements that complies with Item 303 of Regulation S-K disclosure requirements. Please revise accordingly. Refer to Section 501.14 of the Financial Reporting Codification for further guidance.
Exhibit 12.1 has been revised on pages 55 to 56 and F-17 to F-18 in response to the Staff’s comment.
Unaudited Pro Forma Financial Statements, page 50
19.	Please include pro forma financial statements for Brookfield Infrastructure Partners L.P. that fully complies with Article 11 of Regulation S-X. Inclusion of the additional pro forma financial statements will demonstrate to investors the value of the investment they hold in Infrastructure Partnership.
Exhibit 12.1 has been revised on pages 67 - 69 in response to the Staff’s comment.

20.	We note that the contribution of Transelec, Island Timberlands, Longview Fibre Company, Great Lakes Power Limited Transmission Division, and TBE by Brookfield Asset Management, Inc. to Infrastructure Partnership is being accounted for as the reorganization of entities under common control. As such, please provide pro forma income statement presentation for all periods presented. Refer to Article 11-02(c)(ii) of Regulation S-X for guidance.
Exhibit 12.1 has been revised on pages 58 - 69 in response to the Staff’s comment to include pro forma income statements for all periods presented in the historical financial statements. In particular, we note that we have added a pro forma statement of operations for the twelve month period ended December 31, 2005 on page 61.
21.	Please revise the introduction to Infrastructure Partnership’s pro forma financial statements. The introduction to the pro forma financial statements should clearly state the chain of events that are to occur in connection with the spin-off and those transactions that are to occur subsequent to the spin-off, including the entities involved in the transactions. Refer to Article 11-02(b)(2) of Regulation S-X for guidance. Specifically:
•	Item 1: Clarify that Brookfield Asset Management is contributing to Infrastructure Partnership a 10.7% ownership interest in Transelec and a 37.5% ownership interest in Island Timberlands. Also, clearly state that the Brookfield Infrastructure Division combined financial statements reflects Brookfield Asset Management’s 27.8% and 50% ownership interest in Transelec and Island Timberland, respectively, which is being adjusted in the pro forma financial statements to reflect Infrastructure Partnership’s ownership interests. Finally, clarify that you are adjusting Brookfield Infrastructure Divisions’ combined financial statements to present Transelec and Island Timberland using the equity method of accounting instead of as consolidated entities. In this regard, please tell us how you determined the equity method of accounting is appropriate for your ownership interest in Transelec, including the authoritative literature supporting your accounting.
Exhibit 12.1 has been revised on pages 57 and 62 in response to the Staff’s comment.

We considered the guidance set forth in Accounting Principles Board Opinion No. 18 (“The Equity Method of Accounting for Investments in Common Stock”) and in FASB Interpretation No. 35 (“Criteria for Applying the Equity Method of Accounting for Investments in Common Stock — an interpretation of APB Opinion No. 18”) in determining that the equity method of accounting is appropriate for our ownership interest in Transelec. Although our ownership interest is less than 20%, we have the ability to exercise significant influence over the operating and financial policies of Transelec by virtue of an agreement executed between ourselves and Brookfield. This agreement provides the partnership with the rights to approve or reject any of the following matters in connection with Transelec:

◦	The election of a director;

◦	The sale of a substantial amount of assets in Transelec;

◦	Any merger, amalgamation, consolidation, business combination or other material corporate transaction;

◦	Any plans or proposal for a complete or partial liquidation or dissolution, or any reorganization of any case;

◦	Any issuance of shares, units or other securities, including debt securities;
•	Item 2: State the increased ownership interests Infrastructure Partnership will receive in Transelec once the additional purchase price payment is made. Please also state whether Brookfield Asset Management or Infrastructure Partnership is making the additional purchase price payment. If Infrastructure Partnership is making the additional payment, please include an adjustment and footnote disclosure for such transaction.
Exhibit 12.1 has been revised on page pages 57 and 63 in response to the Staff’s comment.
•	Item 3: Clarify that you are recognizing the 30% interest in Longview Fibre Company’s timberland operations that Brookfield Asset Management is contributing to you, which results in an adjustment to Longview Fibre Company’s historical financial statements for (a) the sale of the eight converting facilities to U.S.C. Acquisition Corp. on April 26, 2007; (b) the sale of the manufacturing operations by Brookfield Asset Management to one of it subsidiaries; (c) the retention of 70% of the remaining operations by Brookfield Asset Management; and (d) the adjustments to reflect Infrastructure Partnership’s 30% ownership interest in Longview Fibre Company’s timberland operations using the equity method of accounting.
Exhibit 12.1 has been revised on page pages 57 and 62-64 in response to the Staff’s comment.

•	Item 4: Clarify (a) that the Ontario transmission operations is the Great Lakes Power Limited Transmission Division; (b) when Brookfield Asset Management acquired this business; (c) that Brookfield Asset Management is awaiting regulatory approval to contribute 100% of this business to Infrastructure Partnerships, which is expected to occur in the fourth quarter of fiscal year 2007; and (d) that the Ontario transmission operations is being consolidated in Infrastructure Partnership’s financial statements.
Exhibit 12.1 has been revised on page pages 57 and 63 in response to the Staff’s comment.
•	Item 5: Clarify that Brookfield Asset Management is awaiting regulatory approval to contribute its 7.5% - 25% ownership interests in five separate, related Brazilian electricity transmission companies, which you collectively refer to as TBE, to Infrastructure Partnership, which is expected to occur in the fourth quarter of fiscal year 2007. Please also clarify the method of accounting you are going to use for these five entities.
Exhibit 12.1 has been revised on page pages 57 and 63 in response to the Staff’s comment. The partnership will be cost accounting its ownership interest in TBE.
•	Item 6: Provide a more detailed description of you and Infrastructure Partnership’s creation, including the chain of events that are to occur that will result in Brookfield Asset Management’s Class A and Class B limited voting shareholders receiving 99.99% ownership in you as a special dividend and you obtaining a 60% ownership in Infrastructure Partnership.
Exhibit 12.1 has been revised on page 67 in response to the Staff’s comment.
22.	We note that Exhibit 12.1 you have included as an exhibit to your registration statement on Form 20-F has also been filed with the OSC and is the long-form prospectus. Regarding your inclusion of the Compilation Report on Pro Forma Financial Statements by Deloitte & Touche LLP located in Toronto, Canada, please tell us your basis for including such report in Exhibit 12.1. If you are including the compilation report based on a requirement by the OSC, please also tell us if you have requested a waiver from OSC for any such requirement.
The inclusion of the Compilation Report is based on a requirement of the OSC. In response to the Staff’s comment we have requested that the OSC waive of this requirement and have removed the Compilation Report from Exhibit 12.1.

Pro Forma Balance Sheet, page 53
23.	Please clarify for your pro forma balance sheet and statements of income that the financial information is being presented in millions.
Exhibit 12.1 has been revised on pages 58-61 and 68 in response to the Staff’s comment.
24.	For the “Other Adjustments” column in all of the pro forma financial statements, please place the footnote reference for the adjustment next to the actual adjustment. Refer to Article 11-02(b)(6) of Regulation S-X.
Exhibit 12.1 has been revised on pages 58-61 in response to the Staff’s comment.
1.   Pro Forma Adjustments, page 56
a.   Unaudited Pro Forma Balance Sheet, page 56
i.   Deconsolidation Adjustments, page 56
25.	Either in the footnote disclosure or on the face of the pro forma statement, please separately present the deconsolidation adjustments for Transelec and Island Timberland given the differing ownership interest in each entity.
Exhibit 12.1 has been revised on pages 58 in response to the Staff’s comment.
ii.   Acquisition of Longview, page 56
26.	Please revise your disclosure for Brookfield’s acquisition of Longview Fibre Company on April 20, 2007 to provide the following additional disclosures:
•	The cost of the acquired entity;

•	A discussion of the events or activities that must occur for the purchase price allocation to be final, including the potential impact of any changes to the preliminary allocation on your financial statements;

•	The identifiable intangible assets that are to be recognized upon completion of the purchase price allocation;

•	The expected useful lives or amortization periods of the material long-term assets acquired;

•	The nature of any pre-acquisition contingencies related to the acquisition and, if applicable, the magnitude of any potential accrual and range of reasonably possible losses; and

•	An explanation for the significant decline in fair value of the acquired other long-term assets, including how Infrastructure Partnership was allocated a negative other long-term asset.
Exhibit 12.1 has been revised on page 63-64 in response to the Staff’s comments.
iii.   Probable Acquisition of the Ontario Transmission Operations, page 57
27.	Please provide a reconciliation of the adjustments for the Ontario Transmission Operations included in the pro forma balance sheet to Great Lakes Power Limited Transmission Division’s March 31, 2007 balance sheet.
The balance sheet as at June 30, 2007 that was included in exhibit 12.1 on page F-200 for Great Lakes Power Limited Transmission Division was translated from Canadian dollars to US dollars at the rate of $1.0655.
iv.   Probable Acquisition of TBE, page 57
28.	We note that you have included an adjustment for Brookfield Asset Management’s contribution of its 7.5% - 25% interests in five Brazilian transmission companies, which you have referred to as TBE. We also note that you intend to account for the interest in these entities under the cost method. For each of these entities, please tell us how you determined that such ownership interests should be accounted for using the cost method instead of the equity method of accounting. Refer to APB 18 for guidance.
In determining that our ownership interests in TBE should be accounted for using the cost method, we considered whether any of our five interests provides us with the ability to exercise significant influence over the operating and financial policies of any or all of the five Brazilian transmission companies. In doing so, we specifically considered the guidance set forth in Accounting Principles Board Opinion No. 18 (“The Equity Method of Accounting for Investments in Common Stock”) and in FASB Interpretation 35 (“Criteria for Applying the Equity Method of Accounting for Investments in Common Stock — an interpretation of APB Opinion No. 18”) (“FIN 35”) and concluded that we do not have the ability to exercise such significant influence in any of these investments. We therefore concluded that the cost method was the appropriate method of accounting. This conclusion was based on the following:

•	Three of our investments represent interests in less than 20% of the common shares of each respective company. We have no further rights aside from those provided to us through our investment that would overcome the presumption set forth in APB 18, nor did we identify any contrary evidence that would suggest that we have the ability to exercise significant influence.

•	Two of our investments represent interests in common shares of 20% and 25%. However, the presumption set forth in APB 18 that investments at such levels would provide us with the ability to exercise significant influence is overcome by the fact that both investments are non-voting. In reaching the conclusion that both investments should be accounted for using the cost method, we also considered whether there were other indicators present (for example, the ability to appoint management, our relative level of ownership, anticipated levels of intercompany transactions) and those set forth in FIN35, aside from our lack of voting ability, that would suggest that we have the ability to exercise significant influence. No such indicators were identified.
v.   Transelec Purchase Price Adjustment, page 57
29.	Please either state the adjustments made to each line item in the disclosure, or provide a separate column for the probable increase in ownership interest in Transelec from 10.7% to 18.4%. Please also disclose how you estimated the additional purchase price of $120.7 million.
Exhibit 12.1 has been revised on page 63 in response to the Staff’s comment.
vi.   Minority interests, page 57
30.	Please revise the disclosure to state when the $20 million of preferred shares were issued and that the shares are from Great Lakes Power Limited Transmission Division, the only entity in which Infrastructure Partnership is consolidating.
Exhibit 12.1 has been revised on pages 63 in response to the Staff’s comment. We note that these preferred shares will be issued by four different Holding Entities, which will be consolidated into the Infrastructure Partnership.
b.   Unaudited Pro Forma Condensed Statements of Income, page 57
i.   Deconsolidation Adjustments, page 57

31.	Either in the footnote disclosure or on the face of the pro forma statement, please separately present the deconsolidation adjustments for Transelec and Island Timberland given the differing ownership interest in each entity.
Exhibit 12.1 has been revised on pages 59-61 in response to the Staff’s comment. The face of the pro forma statement has been revised to separately present deconsolidation adjustments for Transelec, Island Timberlands and Longview.
32.	We note that Transelec was acquired June 30, 2006. However, it does not appear as though you have included adjustments to reflect this acquisition as of January 1, 2006. Please either revise your pro forma statements of income to include such adjustments, including disclosure that clearly explains the adjustments and how such amounts were determined. Or, please tell us why you do not believe such adjustment is required. Refer to Article 11-02(b)(6) of Regulation S-X for guidance.
Exhibit 12.1 has been revised on page 64 in response to the Staff’s comment. Adjustments have been made to the pro forma income statements to reflect this acquisition as if it were completed on January 1, 2005, as previously discussed in our response to comment 20.
ii.   Acquisition of Longview, page 58
33.	Please revise your disclosure to include a table that reconciles Longview Fibre Company’s statements of income (loss), as included in the Form 20-F, to the adjustments being recognized on the pro forma statements of income.
Exhibit 12.1 has been revised on page 64 in response to the Staff’s comment.
34.	We note that the $1.2 billion of refinanced debt is based on a variable interest rate. As such, please disclose the effect on income of a 1/8 percent variance in interest rates within note (b). Refer to Rule 11-02(b)(8) of Regulation S-X for guidance.
Exhibit 12.1 has been revised on page 63-64 in response to the Staff’s comment.
iii.   Probable Acquisition of the Ontario Transmission Operations, page 58
35.	Please provide a reconciliation of the adjustments for the Ontario Transmission Operations included in the pro forma statements of income to Great Lakes Power Limited Transmission Division’s statements of income.
The only adjustments to the Great Lakes Power Limited Transmission Division’s statements of income were translations from Canadian dollars to U.S. dollars. The income statements for the six months period ended June 30, 2007, and twelve months periods ended December 31, 2006 and 2005 included in Exhibit 12.1 on pages F-202 and F-182, respectively, have been translated from Canadian dollars to U.S. dollars at the average rates of $1.13, $1.16, and $1.21, respectively.

vi.   Management Fee, page 58
36.	Please revise your disclosure to include the calculation of the adjustments for the management fee. Refer to Article 11-02(b)(6) of Regulation S-X for guidance.
Exhibit 12.1 has been revised on page 65 in response to the Staff’s comment.
Governance, page 70
37.	We note the disclosure in the last sentence of the last risk factor on page 10 that you will not be required to comply with certain NYSE governance rules. Please discuss the impact of this exemption on your governance.
This exemption has had no impact on the partnership’s governance. Although certain of the governance rules imposed by the NYSE are inapplicable to the partnership as a foreign private issuer, the governance matters described on pages 80 — 84 of Exhibit 12.1 would be in compliance with such rules if the partnership were not a foreign private issuer.
Management and Our Master Services Agreement, page 75
38.	Please disclose the compensation information required by Item 6.B of Form 20-F or explain to us why disclosure of this information is not required.
Compensation information required by Item 6.B of Form 20-F with respect to the directors of the Managing General Partner is set forth on page 83 of Exhibit 12.1. As discussed on page 85 of Exhibit 12.1, the Managing General Partner will not employ any officers or employees. Instead, the partnership will enter into a Master Services Agreement with the Manager, a Brookfield affiliate, pursuant to which the Manager and certain other affiliates of Brookfield will provide or arrange for other service providers to provide day-to-day management and administrative services for the partnership. The fees payable under the Master Service Agreement are set forth on pages 5 and 89-90 of Exhibit 12.1. In addition, the Managing General Partner, another affiliate of Brookfield, will be entitled to receive the incentive distributions from the Infrastructure Partnership described on page 95 of Exhibit 12.1.

Pursuant to the Master Service Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates will be drawn upon to fulfill the obligations under the Master Service Agreement. However, these individuals, including the Brookfield employees identified in the table on page 85 of Exhibit 12.1, will not be compensated by the partnership or the Managing General Partner. Instead, they will continue to be compensated by Brookfield. Furthermore, these individuals are not directors or officers of the partnership or its Managing General Partner. As a result, the partnership does not believe that Item 6.B of Form 20-F requires any further compensation information.
Relationship With Brookfield, page 82
39.	Please disclose whether you have any policies or procedures for the review and approval of related party transactions. In addition, please disclose who reviews and approves any related party transactions.
Exhibit 12.1 has been revised on page 97 in response to the Staff’s comment.
Management Fee, page 79
40.	Clarify what market the market value will be based upon, i.e., will it be the price as quoted on the NYSE or some other exchange or market. If possible, disclose what the amount of the management fee would have been based upon historical information.
Exhibit 12.1 has been revised on page 89 in response to the Staff’s comment.
Preferred Shares, page 84
41.	Please clarify whether there are any other terms of the preferred shares that are material to holders of the limited partnership units.
The preferred shares are entitled to receive a cumulative preferential dividend equal to 6% of their redemption value as and when declared by the board of directors of the applicable Holding Entity and are redeemable at the option of the Holding Entity, subject to certain limitations, at any time after the tenth anniversary of their issuance. The preferred shares are not entitled to vote, except as required by law. The preferred shares do not have any other material terms.
Conflicts of Interest and Fiduciary Duties, page 86
42.	Please explain in greater detail how conflicts of interests will be resolved.
Exhibit 12.1 has been revised on page 97 in response to the Staff’s comment.

43.	Please describe in greater detail the modification of the fiduciary duties, including the specific manner in which these duties have been modified.
Exhibit 12.1 has been revised on pages 97-98 in response to the Staff’s comment.
Description of Our Units and Our Limited Partnership Agreement, page 88
44. Please disclose the information required by Items 10.B.7. and 9. of Form 20-F.
Exhibit 12.1 has been revised on pages 99-107 in response to the Staff’s comment.
Transactions with Interested Parties, page 94
45.	We note the disclosure in the last sentence of the second paragraph. Please revise to discuss these approval requirements.
Exhibit 12.1 has been revised on page 105 in response to the Staff’s comment.
Redemption-Exchange Mechanism, page 97
46.	We note the disclosure in the third sentence of the first paragraph. Please disclose in the filing the manner in which fair market value is determined.
Exhibit 12.1 has been revised on page 109 in response to the Staff’s comment.
Certain Tax Considerations, page 105
47.	Please revise the introductory paragraph to state that the discussion in this section summarizes the “material” tax consequences. Please also revise the headings and subheadings in this section accordingly. See Item 10.E. of Form 20-F.
Exhibit 12.1 has been revised on page 117 in response to the Staff’s comment.
Legal Matters, page 123
48.	Please clarify the “certain income tax matters” that counsel will pass upon. Please supplementally provide us with a copy of the tax opinion.
Exhibit 12.1 has been revised on page 136 to delete the reference to income tax matters that counsel will pass upon as such reference is not required.

Material Contracts, page 124
49.	Please advise us as to what consideration you have given to filing the acquisition agreements as exhibits to the Form 20-F. Refer to Item 18 of Form 20-F, as well as the “Instructions As To Exhibits.”
The partnership intends to file all of the material contracts identified on page 137 as exhibits to the Form 20-F in a subsequent amendment to the Registration Statement.
Brookfield Infrastructure Division Combined Financial Statements for the Fiscal Year Ended December 31, 2006
Combined Balance Sheets, page F-14
50.	Please revise your combined balance sheets to present a classified balance sheet. Refer to Chapter 3 of ARB 43 and Article 5-02 of Regulation S-X for guidance. Please note that this presentation should be made for all balance sheets prepared in accordance with US GAAP, including your pro forma balance sheet.
Exhibit 12.1 has been revised on page F-12 in response to the Staff’s comment.
Combined Statements of Income (Loss), page F-17
51.	As Brookfield Infrastructure Division recognized a loss during one of the periods presented, please revise the title of the statement to combined statements of operations.
Exhibit 12.1 has been revised on page F-15 in response to the Staff’s comment.
52.	Please revise your presentation to comply with the presentation required by Article 5-03 of Regulation S-X. Please note that this presentation should be made for all income statements prepared in accordance with US GAAP, including your pro forma statements of income.
Exhibit 12.1 has been revised on page F-15 in response to the Staff’s comment.

Notes to Combined Financial Statements, page F-19
53.	Please revise your notes to the combined financial statements to include all material disclosures required by US GAAP. For example, it does not appear that you have included any of the disclosures required by Article 4-08(h) of Regulation S-X / SFAS 109 for income taxes, SFAS 5 for loss contingencies, or SFAS 143 and FIN 47 for asset retirement obligations. Please note that these are just three examples of material disclosures required by US GAAP that have not been included in your combined financial statements, there are other material disclosures that are not included that appear to be required.
Exhibit 12.1 has been revised on pages F-17 - F-30 in response to the Staff’s comment.
2.   Summary of Accounting Policies, page F-19
54.	Please revise your disclosures to include all significant accounting policies. The additional disclosures along with the accounting policies you have already included should fully comply with APB 22.
Exhibit 12.1 has been revised on pages F-17 - F-22 in response to the Staff’s comment.
(a)   Basis of Presentation, page F-19
55.	We note your disclosure that the combined financial statements include allocations of certain assets and liabilities. Please revise your disclosure to state the allocation method(s) used and your assertion that such method(s) is reasonable. Please also disclose that all expenses applicable to Brookfield Infrastructure Division have been reflected in the statements of income (loss). For any expenses that were not allocated by specific identification, please disclose the allocation method(s) used, including management’s assertion that the method(s) used is reasonable. Refer to SAB Topic 1:B.1 for guidance.
Exhibit 12.1 has been revised on page F-17 in response to the Staff’s comment. The discussion has been removed from the notes to the financial statements because no allocations were made to assets, liabilities, revenues and expenses.
(b)   Acquisitions Completed During 2006, page F-19
56.	Please revise your disclosure to provide all of the disclosures required by paragraphs 51-52 and 55 of SFAS 141.
Exhibit 12.1 has been revised on pages F-18 - F-19 in response to the Staff’s comment.
7.   Property, Plant and Equipment, page F-21

57.	Please revise your disclosure to present each major class of property, plant and equipment on a gross basis with accumulated depreciation stated either by major class or in total for each period presented given the significance to your combined financial statements.
Exhibit 12.1 has been revised on page F-23 in response to the Staff’s comment.
9.   Non-Recourse Borrowings, page F-22
58.	Please revise your disclosure to include the information required by Article 5-02(22) of Regulation S-K for each debt instrument. Please also provide such disclosures for the debt instruments included in other debt of subsidiaries in note 10.
Exhibit 12.1 has been revised on page F-24 in response to the Staff’s comment.
13.   Derivatives and Hedging, page F-22
59.	Please revise your disclosures to include the information required by Article 4-08(n) of Regulation S-X and paragraphs 44 and 45 of SFAS 133.
Exhibit 12.1 has been revised on page F-21 in response to the Staff’s comment.
60.	We note that you have included a material adjustment from Chilean GAAP and Canadian GAAP to US GAAP for embedded derivatives in electricity transmission and acquisition of fixed assets contracts. Refer to your disclosures on pages F-63 and F-86. However, we did not note any disclosure for this embedded derivative in your combined financial statements. Please either include all required disclosures, or confirm to us that such embedded derivatives were not acquired with the acquisition of Transelec by Brookfield Asset Management, Inc.
Exhibit 12.1 has been revised on page F-30 in response to the Staff’s comment.
14.   Segmented Information, page F-23
61.	Please revise your disclosure to state the profit measure used to assess segment performance and to allocate resources. Refer to paragraphs 29-31 of SFAS 131 for guidance.
Exhibit 12.1 has been revised on page F-25 in response to the Staff’s comment.

62.	Please include disclosure regarding how the Division’s share of earnings and losses are determined, as it does not appear to be based on ownership interest for Electricity Transmission.
Exhibit 12.1 has been revised on page F-26 in response to the Staff’s comment.
63.	Please revise your disclosure to provide the information required by paragraphs 38 and 39 of SFAS 131. For paragraph 38, we note that you present net income (loss) and total assets for North America and South America. However, the disclosure requirement is for revenue from external customers and long-lived assets by country.
Exhibit 12.1 has been revised on pages F-25 - F-26 in response to the Staff’s comment.
ETC Holdings Ltd. and Subsidiaries Consolidated Financial Statements for the Six Months Ended December 31, 2006
2.   Summary of Significant Accounting Policies, page F-73
(c)   Business combination, page F-73
64.	We note that you have identified rights-of-way indefinite life intangible assets as your only identifiable intangible asset from your acquisition of HQI Transelec Chile S.A. We further note that you did not include a reconciling item for any differences between Canadian GAAP and US GAAP for your accounting for this acquisition. As such, please tell us what consideration you gave to the guidance in paragraphs A10 - A28 of SFAS 141 for the identification of other intangible assets. Please provide us with the purchase agreement for this acquisition.
When allocating the cost of the acquisition of HQI Transelec Chile S.A. we considered the existence of intangible assets meeting criteria for recognition as set in paragraph 39 of SFAS 141 and additional guidance included in the Appendix A of this Statement. Specifically, given the nature of the acquired business and its natural monopoly status in Chile we concluded that there are no marketing-related and customer-related intangible assets apart from goodwill. Moreover, we did not identify any technology-based intangible assets as the acquired entity does not use unique technologies or processes that would represent separate intangible assets. Following our analysis of the acquired business we concluded that the rights-of-way on which transmission lines and other assets of the acquired business are located meet the definition of the intangible assets that should be recognized apart from goodwill as they arise from contractual and legal rights. Also, based on our analysis of various contracts of the acquired entity we concluded that certain electricity transmission contracts and contracts for acquisition of property, plant and equipment components include favorable terms and indexation features comparing to current market conditions. The fair value of those contracts was determined to be approximately US$ 34.8 million as of the acquisition date (June 30, 2006) and they were recognized apart from goodwill as off-market contracts and recorded in caption Other assets (please refer to the allocation of the purchase cost on page F-81).
The partnership is also supplementally providing a copy of the purchase agreement as Exhibit B in response to the Staff’s comment.
o)   Revenue recognition and tariff-setting, page F-76
65.	We note from your disclosures on page 63 that Transelec’s revenue framework includes regulated sales, concessions and long-term contracts with large customers. Please revise your accounting policy based on these disclosures as follows:
•	Please separately disclose your revenue recognition policy for each of these mechanisms. Your revenue recognition policy should clearly, concisely and using plain English state when and how you recognize revenue for each of the three mechanisms. Finally, it should be clear from such disclosure that your policy complies with the corresponding authoritative literature. In this regard, we note your policy, which appears to be for regulated sales: “[r]evenues from electricity transmission are recognized as a monthly aliquot part of the annuity discussed further.” It is unclear from this statement when and how revenue is recognized. Further, it is unclear how the discussion of the remuneration received by the trunk transmission system relates to this statement or whether it is describing a separate revenue-generating mechanism.
The partnership’s Chilean operations do not have concession arrangements and have only two types of revenue-generating arrangements, i.e. regulated sales and long-term contracts with customers.

Transelec’s revenues correspond to the remuneration from the use of its trunk, sub transmission and additional transmission facilities. For both revenue types, this remuneration is comprised of two components: i) the Annuity of the New Replacement Value (“AVNR”), calculated in such a way that the present value of these annuities, using an annual real discount rate of 10% and the economic useful life of each of the facilities, equals the cost of replacing the existing transmission facilities with new facilities with similar characteristics at current market prices, plus, ii) the Costs required to

Operate, Maintain and Administrate (“COyM”), the corresponding transmission facilities. Once revenues have been calculated in accordance with this methodology, it is allocated to customers pursuant to either contracts or a methodology determined by the regulator. Thus, Transelec’s revenues are not impacted by use of its systems.

AVNR and COyM used in the calculation of the tariffs that Transelec charges on its customers are determined by regulatory organizations Centro de Despacho Económico de Carga del Sistema Interconectado Central (“CDEC- SIC”) and Centro de Despacho Económico de Carga del Sistema Interconectado del Norte Grande (“CDEC-SING”) and are binding for all entities participating in the Chilean electricity market.

Transelec’s recognition policy is to recognize revenues generated from both regulatory and contractual arrangements on a monthly basis, using fixed monthly amounts resulting from the application of AVNR and COyM values stipulated in the contract, indexed as applicable. The transmission service is invoiced usually at the beginning of the following month in which the service was rendered and thus the revenue recognized each month includes transmission services provided but not invoiced up to the month end.
•	Disclose the percentage of total revenues earned from each revenue-generating mechanism for each period presented.
In the period ended December 31, 2006 revenues generated from the regulatory arrangements and from contractual arrangements represented approximately 40% and 60%, respectively of the total revenues of Transelec.
•	Disclose your policy for recognizing revenue subject to refund and/or adjustment for each revenue-generating mechanism.
Transelec does not have revenues subject to refunds and/or adjustments.
•	Disclose your policy for recognizing regulatory assets and/or liabilities, as appropriate. Please also include disclosure of all regulatory assets and liabilities reflected in your balance sheets; the value of regulatory assets and liabilities reflected in rates charged to your customers and over what time period; and how you determined your regulatory assets are recoverable.

The description of the regulatory framework in Note 2o) to the consolidated financial statements of ETC Holdings Ltd. has been included to satisfy the requirements of Canadian GAAP (Accounting Guideline AcG-19 Disclosures by entities subject to rate regulation) for entities subject to rate regulation. In that context we note the Staff’s comment related to Transelec’s policy for recognizing regulatory assets and/or liabilities. Although, as discussed above, part of Transelec’s operations meets the definition of the regulated operations under SFAS 71 we believe that Transelec does not have regulatory assets or liabilities since: (i) the rate-making formula as stipulated in the Chilean electricity transmission regulations does not contemplate capitalization of allowable costs for rate-making purposes (all costs are charged to expenses), and (ii) rate actions of the regulator does not currently impose liabilities on our regulated operations, such as refunds to customers, rate reductions, etc.
Please ensure the disclosures for Brookfield Infrastructure Division also includes the above information. For US GAAP purposes, please refer to SFAS 71, SFAS 90, SFAS 92, SFAS 101, and EITF 97-4 for guidance. In addition, please ensure that your disclosure in the Business section provides all material descriptive information about your electricity transmission’s revenue-generating activities, customary contract terms and practices, and specific uncertainties inherent in your business activities.
We believe that SFAS 90, SFAS 92, SFAS 101 and EITF 97-4 do not apply to Transelec’s operations as they pertain to specific events or transactions such as plant abandonments, disallowances of costs of recently completed plants, phase-in plans, discontinuation of application of accounting for effects of regulations, and deregulations of the pricing of electricity.

Considering all the above explanations and the Staff’s comments we amended in Exhibit 12.1 the description in the Note 2o) Revenue recognition and tariff-setting to the consolidated financial statements of ETC Holdings Ltd. starting on page F-83.

Great Lakes Power Limited Transmission Division Financial Statements for the Fiscal Year Ended December 31, 2006
11.   Commitments, Contingencies and Guarantees, page F-163
66.	Please revise your disclosure regarding your ordinary course legal proceedings, claims and litigation to clarify that these contingencies, whether individually or in the aggregate, would not be material to your financial condition, results of operations and liquidity, if correct. Otherwise, please separately disclose those contingencies that may be material.
Exhibit 12.1 has been revised on page F-188 in response to the Staff’s comment.
67.	Please revise your disclosure for your asset retirement obligations to provide a general description of the retirement obligation. Please also disclose why you are unable to reasonably estimate the retirement dates for your transmission lines.
Exhibit 12.1 has been revised on page F-188 in response to the Staff’s comment.

*     *     *     *
     Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8199.
Sincerely yours,
/s/ Joshua Robinson
Joshua Robinson

cc:	Andrew Schoeffler Tracey Houser Al Pavot Securities and Exchange Commission

James Keys Brookfield Infrastructure Partners L.P. Cannon’s Court 22 Victoria Street Hamilton, HM 12 Bermuda